UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.       Form 20-F  ☒          Form 40-F  ☐

Resignation of Officer

On October 31, 2024, Mr. Gang Li, head of marketing and sales of LakeShore Biopharma Co., Ltd (the “Company”), delivered his notice of resignation to the Company. Mr. Li resigned for personal reasons and his resignation will become effective on November 30, 2024. Mr. Li’s resignation did not result from any disagreement with the Company. The Company would like to thank Mr. Li for his service and wish him all the best in his future endeavors.

To fill in the vacancy created by Mr. Li’s resignation, Ms. Zhiyuan Ran, the Company’s head of medical and marketing department, will fulfill the responsibilities of the head of marketing and sales, commencing upon the effectiveness of Mr. Li’s resignation. Ms. Ran has extensive experience in marketing and sales of vaccine products and held various marketing positions at other biopharmaceutical companies prior to joining the Company.

Incorporation by Reference

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-279544 and File No. 333-273165) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: November 1, 2024

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